SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Midway Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

598153104
(CUSIP Number)

Puja Seam Investure, LLC 126 Garrett Street, Ste. J Charlottesville, VA 22902 (434) 220-0280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON INV-MID, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Investure Evergreen (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Investure, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Alice W. Handy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 598153104	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common shares, no par value (the "Common Shares"), of Midway Gold Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada (the "Issuer"). The Issuer's principal executive offices are located at 8310 South Valley Highway, Suite 280, Englewood, Colorado 80112.

Item 2.	IDENTITY AND BACKGROUND

(a)
This Schedule 13D is filed by:

(i)  INV-MID, LLC, a Delaware limited liability company ("INV-MID"), with respect to the Common Shares underlying the Series A Preferred Shares of the Issuer (the "Preferred Shares") directly held by it;

(ii)  Investure Evergreen (GP), LLC, a Delaware limited liability company ("Investure GP"), which serves as the general partner of Investure Evergreen Fund, LP - 2012 Term Tranche, a Delaware limited partnership ("Investure Evergreen"), a member of INV-MID, with respect to the Common Shares underlying the Preferred Shares directly held by INV-MID;

(iii)  Investure, LLC, a Delaware limited liability company ("Investure"), the managing member of Investure GP and the investment manager of Investure Evergreen, with respect to the Common Shares underlying the Preferred Shares directly held by INV-MID; and

(iv)  Alice W. Handy ("Ms. Handy"), the managing member of Investure, with respect to the Common Shares underlying the Preferred Shares directly held by INV-MID.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information with respect to Investure Evergreen set forth herein is the information required by Instruction C of the instructions to Schedule 13D.

The foregoing should not be construed in and of itself as an admission by any Reporting Person or Investure Evergreen as to beneficial ownership of the Common Shares underlying the Preferred Shares held by INV-MID.

CUSIP No. 598153104	SCHEDULE 13D	Page 7 of 12 Pages

(b)
The address of the business office of each of Investure GP, Investure, Investure Evergreen and Ms. Handy is 126 Garrett Street, Ste. J, Charlottesville, Virginia 22902.  The address of the business office of INV-MID is 570 Lexington Avenue, 49th Floor, New York, New York 10022.

(c)	The principal business of each of the Reporting Persons and Investure Evergreen is investment and/or investment management.
(d)	None of the Reporting Persons or Investure Evergreen has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons or Investure Evergreen has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The jurisdiction of formation of each of INV-MID, Investure Evergreen, Investure GP and Investure is the State of Delaware. Ms. Handy is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Preferred Shares reported herein were derived from the working capital of INV-MID.  A total of $37,000,000 was paid to acquire such Preferred Shares (as described in Item 4 below).

Item 4.	PURPOSE OF TRANSACTION

INV-MID acquired the Preferred Shares directly held by it for investment purposes in the ordinary course of business.

On November 21, 2012, the Issuer entered into a securities purchase agreement (the “Purchase Agreements”), the form of which is referenced as Exhibit 1 hereto, with each of INV-MID, HCP-MID, LLC, a Delaware limited liability company ("HCP-MID"), and EREF-MID II, LLC, a Delaware limited liability company ("EREF-MID II"), (collectively, the "Initial Purchasers") pursuant to which the Issuer agreed to issue an aggregate of 37,837,838 Preferred Shares at a price of US$1.85 per Preferred Share in exchange for an aggregate of US$70,000,000.  The closing of the transactions contemplated by the Purchase Agreements (the "Closing") occurred on December 13, 2012.  The amendment to the Articles of Incorporation of the Issuer authorizing the Preferred Shares in the capital of the Issuer and setting forth the terms and conditions of the Preferred Shares (the "Series A Rights") is referenced as Exhibit 2 hereto.

CUSIP No. 598153104	SCHEDULE 13D	Page 8 of 12 Pages

The Series A Rights provides that holders of Preferred Shares (the “Holders”) are entitled to receive dividends compounded monthly and payable quarterly at the election of the Issuer either in cash or, subject to certain equity conditions, in Common Shares.  Dividends on the Preferred Shares accrue at a rate of 8% per annum.

Each Preferred Share is convertible, at the option of the Holder and upon certain mandatory conversion events described below, into one Common Share.

The issuer has the option to force the conversion of the Preferred Shares if, on or after the first anniversary of the issuance of the Preferred Shares, the market price of the Common Shares exceeds US$3.70 for 20 consecutive trading days and certain equity conditions are satisfied.  The number of Preferred Shares subject to the mandatory conversion will be calculated as of the date of the mandatory conversion based on the product of (i) the aggregate number of Common Shares issuable by the Issuer to all Holders upon such conversion multiplied by (ii) the average of the dollar volume-weighted average price of the Common Shares on the NYSE MKT LLC during the period beginning at 9:30:01 a.m., New York time and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, LLC through its “Volume at Price” function for each of the twenty (20) consecutive trading days immediately prior to the mandatory conversion shall not exceed 30% of the average of the aggregate dollar trading volume of the Common Shares traded on the Toronto Stock Exchange, the TSX Venture Exchange, the New York Stock Exchange, Inc., the NYSE MKT LLC, the NASDAQ Global Select Market, the NASDAQ Capital Market and the OTC Bulletin Board for the five (5) consecutive trading days for each of the twenty (20) consecutive trading days immediately preceding the applicable mandatory conversion date.

Starting five years after issuance of the Preferred Shares, subject to certain conditions, the Preferred Shares are redeemable by either the Issuer or the Holders for cash at US$1.85 per share together with accrued and unpaid dividends.

Each Holder is entitled to vote, on an as converted basis, at all meetings of the Issuer's shareholders, except as otherwise required by law or in the Series A Rights. In addition, the "Preferred Super Majority" (initially HCP-MID until the Initial Purchasers own less than 3,783,784 Preferred Shares in the aggregate, then the Holders of a majority of the then issued and outstanding Preferred Shares) must approve certain actions, including any amendments to the Issuer’s Notice of Articles or Articles that adversely affects the voting powers, preferences or other rights of the Preferred Shares; any liquidation, dissolution or winding-up of the affairs of the Issuer; issuance of any equity security senior to or on parity with the Preferred Shares; issuances of equity below the conversion price of the Preferred Shares (subject to certain exceptions); and the redemption or repurchase of any of the capital stock of the Issuer.

CUSIP No. 598153104	SCHEDULE 13D	Page 9 of 12 Pages

In connection with the Purchase Agreements, the Issuer and the Initial Purchasers entered into a Registration Rights Agreement on November 21, 2012 (the "Registration Rights Agreement").  The Issuer has agreed to use its commercially reasonable efforts to file a registration statement with the SEC and a Canadian prospectus within 90 days of the Closing for the resale of all of the Common Shares issued or issuable on the conversion of the Preferred Shares and as dividends with respect to the Preferred Shares.  The Registration Rights Agreement is referenced as Exhibit 3 hereto.

On November 21, 2012, the Issuer entered into a Side Letter Agreement (the "Side Letter Agreement") with the Initial Purchasers that provides that the "Preferred Governance Majority" (initially HCP-MID until the Initial Purchasers own less than 7,567,568 Preferred Shares in the aggregate, then the Holders of a majority of the Preferred Shares until the Holders no longer hold at least 7,567,568 Preferred Shares in the aggregate), so long as it exists, has the right to nominate one (1) director nominee for election to the Issuer's board of directors (the "Board") to stand for election at each annual or special meeting of shareholders of the Issuer or action by written consent of shareholders at which directors will be elected (the "Preferred Director").  Nathaniel Klein, a current director of the Issuer and a Vice President of Hale Capital Partners, LP, shall be nominated as the initial Preferred Director to stand for election to the Board at the next annual shareholders meeting.  At the Closing, Nathaniel Klein resigned as a director and Martin M. Hale, Jr. ("MH") was appointed as a director by the Board in his place.  Nathaniel Klein shall maintain observation rights to the Board until his election to the Board at the next annual general meeting of the Issuer.  The Issuer has agreed to seek the approval of its shareholders for the Preferred Director nomination and appointment rights at the next annual or special meeting of the shareholders and at each meeting thereafter until such approval is obtained.  The Issuer has agreed to appoint MH, or his nominee to the Issuer’s nominating committee and compensation committee of the Board.  In addition, the Issuer has agreed to form a budget and work program committee, consisting of three non-executive directors, one of whom will be either MH or upon his election to the Board the Preferred Director, and the Chief Executive Officer (CEO), whose mandate shall be to review and approve the annual business and financing plans and capital and operating budgets (and any modifications of, or deviations from such plans or budgets). Any and all approvals of the committee relating to such plans and budgets must be unanimous; provided that MH or the Preferred Director, as the case may be, and the CEO of the Issuer shall cooperate and work together in good faith to resolve any issues that the committee has identified as an impediment to their unanimous approval.  The form of Side Letter Agreement is referenced as Exhibit 4 hereto.

CUSIP No. 598153104	SCHEDULE 13D	Page 10 of 12 Pages

The summaries of the Purchase Agreements, the Series A Rights, the Registration Rights Agreement and the Side Letter Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 to this Schedule 13D (and which are incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 26, 2012 (the “November Form 8-K”), Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer on December 13, 2012 (the “December Form 8-K”), Exhibits 10.2 and 10.3 of the November Form 8-K, respectively).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, and, alone or with others, pursuing discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
See rows (11) and (13) of the cover pages to this Statement for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.  Percentages of the Common Shares outstanding reported in this Statement are calculated based upon the 128,251,298 Common Shares outstanding as of November 5, 2012 as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed by the Issuer on November 9, 2012.

(b)
See rows (7) through (10) of the cover pages to this Statement for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 598153104	SCHEDULE 13D	Page 11 of 12 Pages

In addition to the Common Shares reported on the cover pages of this Schedule 13D, Hale Fund Management, LLC, a Delaware limited liability company ("HFM"), the manager of INV-MID, may be deemed to beneficially own an aggregate of 8,080,435 Common Shares, 2,031,249 Common Shares issuable upon exercise of certain warrants to purchase Common Shares and 17,837,838 Common Shares issuable upon conversion of Preferred Shares, representing approximately 18.9% of the Common Shares in the aggregate.   HFM does not have voting or investment power over the Preferred Shares held by INV-MID or the Common Shares underlying the Preferred Shares held by INV-MID.  The Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with HFM and certain of its affiliates. The Reporting Persons expressly disclaim membership in a group with HFM or any other person.

(c)	Except as set forth herein, none of the Reporting Persons or Investure Evergreen have effected any transaction in the Common Shares during the past 60 days.
(d)
No person is known by the Reporting Person or Investure Evergreen to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Limited Liability Company Agreement of INV-MID dated as of November 21, 2012, which relates to the Preferred Shares held by INV-MID, is attached as Exhibit 5 to this Statement and incorporated herein by reference.

Other than as described in this Item 6, Item 4 and the Joint Filing Agreement attached as Exhibit 6 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Form of Purchase Agreements (incorporated by reference to Exhibit No. 10.1 to the November Form 8-K).

Exhibit 2: Series A Rights (incorporated by reference to Exhibit No. 3.1 to the December Form 8-K).

Exhibit 3: Registration Rights Agreement (incorporated by reference to Exhibit No. 10.2 to the November Form 8-K).

Exhibit 4: Side Letter Agreement (incorporated by reference to Exhibit No. 10.3 to the November Form 8-K).

Exhibit 5: Limited Liability Company of INV-MID, LLC, dated as of November 21, 2012.

Exhibit 6: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 598153104	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 13, 2012

INV-MID, LLC

By: Hale Fund Management, LLC, its manager
/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

ALICE W. HANDY, individually and as managing member of INVESTURE, LLC, for itself and as managing member of INVESTURE EVERGREEN (GP), LLC

/s/ Alice W. Handy
Alice W. Handy